Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

Email: beckk@gtlaw.com

November 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal

Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed November 10, 2022 File No. 333-265344

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2022. We are responding to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated November 14, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

Amendment No. 4 to Registration Statement on Form S-1 filed November 10, 2022

Cover Page

1.	Staff Comment: We note your response to prior comment 2. Please reconcile the reference on the cover page to "the selling stockholders identified in this prospectus are offering an additional 4,015,904 shares of [y]our common stock" with 3,815,904 shares being offered by selling stockholders based on the sum of the shares being offered per the table on page 83.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the number of shares being offered by White Bear Group, LLC (“White Bear”) as set forth on the selling stockholder table on page 83 should be 600,000 shares instead of 400,000 shares, which then reconciles to the aggregate number of shares offered by the selling stockholders set forth on the cover page. The Company will update the disclosure on page 83 accordingtly in its prospectus filed pursuant to Rule 424(b)(4) following the effectiveness of the Company’s Registration Statement.

Greenberg Traurig, LLP | Attorneys at Law
2375 East Camelback Road | Suite 800 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100
ACTIVE 683320241v1	www.gtlaw.com

U.S. Securities and Exchange Commission

November 14, 2022

General

2.	Staff Comment: On page 90, you disclose that White Bear received 40,000 shares, contrary to the numbers in Exhibit 10.32 and page 83. Please reconcile.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the reference to 40,000 shares received by White Bear on page 90 should be 400,000 shares, which will then reconcile with the numbers disclosed on pages 83 and 84 and in Exhibit 10.32. The Company will update the disclosure on page 90 accordingly in its prospectus filed pursuant to Rule 424(b)(4) following the effectiveness of the Company’s Registration Statement.

* * * * *

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.

Raymond A. Lee, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
ACTIVE 683320241v1	www.gtlaw.com